São Paulo, november 2004.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref. Bombril S/A.
N. CUSIP: 097929103
SEC F-6 File n. 333-7350
12g32b#823651

Gentleman/Madam:

We are enclosing a copy of Bombril' s Financial Reports and Statements for the three month periods ended september 30, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Carlos Roberto Dontal
Chief Financial Officer

12/21

Cc: Monica Vieira
The Bank of New York

Bombril S.A.
Marg. da Via Anchieta,
Km 14 09883-000
S.B. do Campo SP Brasil
Tel.: (55-11)4366-1020
Fax: (55-11) 4368-9188

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Reference Date - 09/30/2004

Corporate Legislation

REGISTRATION WITH THE CVM (Securities Commission) IMPLIES NO CONSIDERATION ON THE COMPANY, AND ITS MANAGERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.

01.01- IDENTIFICATION

1- CVM code: 01219-0;
2- Company name: Bombril SA;
3- CNPJ (National Roll of Legal Entities) registration no.: 50,564,053/0001-03;
4- NIRE (Company Registration Identification Number): 35300099711.

01.02- REGISTERED OFFICE

1- Full address: Rodovia Anchieta, km 14;
2- District: Rudge Ramos;
3- CEP (Postal Code): 09696-000;
4- Municipality: SBC (São Bernardo do Campo);
5- State: SP (São Paulo);
6- DDD (Area Code): 011;
7- Telephone no.: 4366-1101;
11- DDD: 011;
12- Fax: 4330-4275;
15- e-mail: acionista@bombril.com.br.

01.03- DIRECTOR OF INVESTOR RELATIONS (Company's Mailing Address)

1- Name: Carlos Roberto Dontal;
2- Full address: Rodovia Anchieta, km 14;
3- District: Rudge Ramos;
4- CEP: 09696-000;
5- Municipality: SBC;
6- State: SP;
7- DDD: 011;
8- Telephone no.: 4366-1101;
12- DDD: 011;
13- Fax: 4330-4275;
16- e-mail: acionista@bombril.com.br.

01.04- REFERENCE / AUDITOR

CURRENT FISCAL YEAR:
1- Start: 01/01/2004;
2- End: 12/31/2004.

CURRENT QUARTER:
3- Number: 03;
4- Start: 07/01/2004;
5- End: 09/30/2004.

PREVIOUS QUARTER:
6- Number: 02;
7- Start: 04/01/2004;
8- End: 06/30/2004.

9- Auditor's name/company name: BDO Directa Auditores S/C;
10- CVM code: 00367-0;
11- Name of the person technically responsible: Artemio Bertholini;
12- CPF (Individual Taxpayers Roll) no. of the person technically responsible: 095,365,318-87.

01.05- CAPITAL STRUCTURE

Number of shares (1,000)	1- Current quarter 09/30/2004	2- Previous quarter 06/30/2004	3- Same quarter of last FY 09/30/2003
Paid-up Capital			
1- Common	15,395,299	15,395,299	15,395,299
2- Preferred	25,358,703	25,358,703	25,358,703
3- Total	40,754,002	40,754,002	40,754,002
Treasury			
4- Common	0	0	0
5- Preferred	100	100	100
6- Total	100	100	100

01.06- COMPANY CHARACTERISTICS

1- Company type: Commercial, Industrial and Other Companies;
2- Status: Operational;
3- Shareholding type: National, privately held;
4- Activity code: 108 - Pharmaceuticals, Biotechnology, Hygiene, Cleaning;
5- Main activity: Manufacture of and trade in hygiene and cleaning products;
6- Consolidation type: Not provided;
7- Auditors' report type: With qualifications.

01.07- COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

No data provided.

01.08- CASH DELIBERATED ON AND/OR PAID DURING AND AFTER THE QUARTER

No data provided.

01.09- SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

No data provided.

01.10- DIRECTOR OF INVESTOR RELATIONS

No data provided.

02.01- BALANCE SHEETS - ASSETS (1,000 Reals)

1- CODE	2- DESCRIPTION	3- 09/30/2004	4- 06/30/2004
1	Total Assets	729,019	726,925
1.01	Current Assets	84,876	91,108
1.01.01	Cash and Marketable Securities	2,225	1,921
1.01.01.01	Cash and Banks	2,225	1,921
1.01.02	Credits	60,518	71,992
1.01.02.01	Trade Accounts Receivable	37,681	33,297
1.01.02.02	Intercompany Accounts Receivable	0	0
1.01.02.03	(-) Provision for Doubtful Debtors	(4,430)	(4,431)
1.01.02.04	Securities	32	454
1.01.02.05	IRPJ (Corporate Income Tax)/CSLL (Social Security Tax on Net Profit) Recoverable	2,247	14,528
1.01.02.06	Dividends Receivable	0	0
1.01.02.07	Advanced Expenses	3,288	2,755
1.01.02.09	Other taxes recoverable	16,213	18,959
1.01.02.10	Advances to Suppliers	1,522	2,455
1.01.02.11	Other	3,965	3,975
1.01.03	Inventories	22,133	17,195
1.01.04	Other	0	0
1.02	Non-Current Assets	419,128	413,549
1.02.01	Credits, Miscellaneous	110,046	106,434
1.02.01.01	Deferred Taxes	99,908	99,908
1.02.01.02	Judicial Deposits and Tax Incentives	4,196	4,834
1.02.01.03	Real Property	0	0
1.02.01.04	Advanced Expenses	500	1,671
1.02.01.05	Other Receivables	5,422	21
1.02.02	Credits with Related Persons	309,082	307,115
1.02.02.01	With Associated Companies	0	0
1.02.02.02	With Controlled Companies	2,093	2,077
1.02.02.03	With Other Related Persons	306,989	305,038
1.02.03	Other	0	0
1.03	Permanent Assets	225,015	222,268
1.03.01	Investments	207,864	208,314
1.03.01.01	Interests in Associated Companies	0	0
1.03.01.02	Interests in Controlled Companies	207,863	208,313
1.03.01.02.01	Investments	207,863	208,313

1- CODE	2- DESCRIPTION	3- 09/30/2004	4- 06/30/2004
1.03.01.02.02	Premium	0	0
1.03.01.02.03	(-) Premium Amortization	0	0
1.03.01.03	Other Investments	1	1
1.03.02	Fixed Assets	17,151	13,954
1.03.03	Deferred Assets	0	0

02.02- BALANCE SHEETS - LIABILITIES (1,000 Reals)

1- Code	2- Description	3- 09/30/2004	4- 08/30/2004
2	Total Liabilities	729,019	726,925
2.01	Current Liabilities	218,674	200,487
2.01.01	Loan and Financing	44,565	44,876
2.01.02	Debentures	0	0
2.01.03	Suppliers	46,759	44,751
2.01.04	Taxes, Levies and Contributions	58,680	41,059
2.01.04.01	IRPJ/CSLL Payable	0	0
2.01.04.02	Tax Liabilities	58,680	41,059
2.01.04.03	Provision for the IRPJ/CSLL	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Entities	15,079	15,079
2.01.08	Other	53,591	54,722
2.01.08.01	Salaries and Charges Payable	12,840	12,033
2.01.08.02	Provisions	36,289	39,996
2.01.08.03	Other Accounts Payable	4,462	2,693
2.02	Non-Current Liabilities	809,269	840,943
2.02.01	Loan and Financing	36,108	30,362
2.02.01.01	Financial Institutions - Overseas	36,108	30,362
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Entities	477,667	497,086
2.02.04.01	Accounts Payable with Controlled Companies	455,623	473,899
2.02.04.02	Other Related Companies	22,044	23,187
2.02.05	Other	295,494	313,495
2.02.05.01	Tax Liabilities	270,376	287,800
2.02.05.02	Other Liabilities	25,118	25,695
2.03	Income for Future Periods	0	0
2.05	Net Equity	(298,924)	(314,505)
2.05.01	Paid-up Capital	585,900	585,900
2.05.01.01	Capital	585,900	585,900
2.05.02	Capital Reserves	28,627	28,627
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Controlled/ Associated Companies	0	0
2.05.04	Revenue Reserves	0	0
2.05.04.01	Legal Reserve	0	0
2.05.04.02	Statutory Reserve	0	0

1- Code	2- Description	3- 09/30/2004	4- 08/30/2004
2.05.04.03	Contingency Reserve	0	0
2.05.04.04	Realizable Profits Reserve	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special Reserve for Non-Distributed Dividends	0	0
2.05.04.07	Other Revenue Reserves	0	0
2.05.05	Retained Earnings/Loss	(913,451)	(929,032)

03.01- INCOME STATEMENT (1,000 Reals)

1- Code	2- Description	3- 07/01/2004 To 09/30/2004	4- 01/01/2004 to 09/30/2004	5- 07/01/2003 to 09/30/2003	6- 01/01/2003 to 09/30/2003
3.01	Gross Sale and/or Service Revenues	169,545	489,451	105,720	348,116
3.02	Deductions for Gross Revenues	(46,589)	(129,709)	(29,498)	(99,010)
3.03	Net Sale and/or Service Revenues	122,956	339,742	76,222	249,106
3.04	Cost of Sold Goods and/or Services	(70,017)	(194,444)	(48,100)	(171,159)
3.05	Gross Income	52,939	145,298	28,122	77,947
3.06	Operating Expenses/Revenues	(37,256)	(197,411)	(133,032)	(1,957,319)
3.06.01	Sales Revenues	(39,798)	(108,073)	(27,041)	(77,359)
3.06.01.01	Personnel Expenses	(6,785)	(19,411)	(6,305)	(17,202)
3.06.01.02	Advertising Expenses	(21,836)	(55,839)	(11,835)	(33,156)
3.06.01.03	Freight Expenses	(7,139)	(21,190)	(5,326)	(15,760)
3.06.01.04	Provision for Doubtful Debtors	0	0	0	0
3.06.01.05	Third Party Services	(1,520)	(4,304)	(1,255)	(4,293)
3.06.01.06	Traveling Expenses	(681)	(1,949)	(660)	(2,062)
3.06.01.07	Lease Expenses	(1,053)	(3,089)	(966)	(2,769)
3.06.01.08	Other Expenses	(784)	(2,291)	(694)	(2,117)
3.06.02	General and Management Expenses	(4,219)	(22,552)	(7,499)	(23,180)
3.06.02.01	Personnel Expenses	(282)	(7,812)	(3,810)	(10,145)
3.06.02.02	Third Party Services	(2,587)	(9,113)	(1,534)	(5,733)
3.06.02.03	Depreciation / Amortization	(121)	(362)	(120)	(373)
3.06.02.04	Energy and Communications	(438)	(1,299)	(434)	(1,277)
3.06.02.05	Miscellaneous Materials	(174)	(448)	(125)	(442)
3.06.02.06	Traveling Expenses	(68)	(304)	(87)	(729)
3.06.02.07	Lease Expenses	(708)	(2,101)	(991)	(2,859)
3.06.02.08	Other Expenses	(159)	(1,113)	(398)	(1,622)
3.06.03	Financial	(4,181)	(63,467)	(41,318)	(13,080)
3.06.03.01	Financial Income	742	5,098	1,841	65,644
3.06.03.02	Financial Expenses	3,439	(68,565)	(43,159)	(78,724)

1- Code	2- Description	3- 07/01/2004 To 09/30/2004	4- 01/01/2004 to 09/30/2004	5- 07/01/2003 to 09/30/2003	6- 01/01/2003 to 09/30/2003
3.06.04	Other Operating Revenues	13,606	20,353	4,764	9,556
3.06.05	Other Operating Expenses	(10,576)	(21,471)	(63,243)	(1,610,170)
3.06.05.01	Extraordinary Items	0	0	(23,692)	(1,551,395)
3.06.05.02	Other	(10,576)	(21,471)	(39,551)	(58,775)
3.06.06	Equity Accounting income	(450)	(2,201)	1,305	(243,086)
3.07	Operating Income	15,683	(52,113)	(104,910)	(1,879,372)
3.08	Non-Operating Income	25	(60)	651	2,750
3.08.01	Revenues	0	0	651	2,899
3.08.02	Expenses	25	(60)	0	(149)
3.09	Income Before Tax/Interests	15,708	(52,173)	(104,259)	(1,876,622)
3.10	Provision for the IR (Income Tax) and Social Security Contribution	0	0	0	0
3.11	Deferred IR	0	0	20,760	21,595
3.12	Statutory Contributions/Interests	(127)	(720)	(16)	(450)
3.12.01	Interests	(127)	(720)	(16)	(450)
3.12.01.01	Employees	(127)	(720)	(16)	(450)
3.12.02	Contributions	0	0	0	0
3.13	Return on the Company's Own Capital	0	0	0	0
3.15	Profit/Loss for the Period	15,581	(52,893)	(83,515)	(1,855,477)
	NUMBER OF SHARES, EX-TREASURY (1,000)	40,753,902	40,753,902	40,753,902	40,753,902
	EARNINGS PER SHARE	0.00038			
	LOSS PER SHARE		(0.00130)	(0.00205)	(0.04553)

04.01- EXPLANATORY NOTES

1. OPERATING CONTEXT

Bombril S.A. operates in the hygiene and cleaning industry segment, manufacturing products for household and industrial consumption, the highlights of which being: steel sponge, synthetic sponge, liquid detergent, soaps, disinfectants, cleaners, and softeners.

In July 2003 indirect controlling company Cirio Finanziaria S.p.A., through Bombril Holding S.A., had its power to control Bombril S.A. suspended. On July 28, 2003 the trustee who was appointed by virtue of the legal usufruct on 100 percent of the common shares in Bombril S.A. appointed a new Management Board and a new Supervisory Board.

2. PRESENTATION OF THE FINANCIAL STATEMENTS AND PRACTICES

The financial statements for Bombril S/A have been prepared and are now presented in accordance with the accounting practices set forth by the Brazilian corporate legislation, complementary provisions of the Securities Commission (CVM), and the tax legislation.

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Provision for Doubtful Debtors

The provision for doubtful receivables is computed based on the management's experience with losses in previous years, market conditions, and the economic situation.

b) Taxes Recoverable

Account designed to record withholding and advanced taxes in accordance with the legislation in force, and the Company has been recovering such taxes by way of set-offs.

c) Inventories

The inventories are shown at the average purchase or production cost, which is lower than the replacement or realization values. Imports in transit are shown at the accumulated cost of each importation.

d) Investments

The investments in controlled and associated companies are valued by the equity accounting method. Other investments are entered at the purchase cost and adjusted to the market value, where applicable.

e) Fixed Assets

These are entered at the purchase cost and decreased by the accumulated depreciation, which are computed by the straight line method taking into account the useful life of the assets.

f) Other Current and Non-Current Assets

Other current and non-current assets are shown at their original values, plus interest and monetary variations, where applicable, or at the cost value, in the case of expenses paid in advance.

g) Loans and Financing Facilities

The loans and financing facilities are subject to the variation of the foreign exchange rate and/or adjustment for currency devaluation according to official or contractual rates and indices. Interests thereon have been provided for considering the *pro rata die* criterion until closing of the quarter.

h) Provision for holiday pay

Constituted based upon the consideration of each employee and the acquisition period ending on the date of the balance sheets, plus the corresponding social charges.

i) Provision for income tax and social security contribution

The provision for income tax and social security contribution is computed based on the taxable income and the social security contribution computation basis, according to the rates in effect on the date of the balance sheets. Deferred taxes expected to be recovered are based on temporary differences, tax loss and negative social security contribution basis according to the respective rates in effect on the date of the balance sheets. The tax losses and the negative social security contribution basis may be set off on a yearly basis, observing the limit of up to 30 percent of the taxable income for the period.

j) Provision for contingent liabilities

It is constituted based on the rated risk of loss in ongoing civil, tax and labor actions, considering the opinion of the Company's legal counsel.

k) Other current and non-current liabilities

These are shown at the known or computable values plus the corresponding charges and monetary variations incurred until the date of the balance sheets, where applicable.

4. INVESTMENTS (R$1,000)

The investments in Controlled/Associated companies, as valued by the equity accounting method, can be shown as follows:

Companies	Interest % Direct	Interest % Indirect	Investment Amount	Equity Accounting for the Period
Bombril Overseas Inc. (*)	100.00		112,854	
Brilmaq Emp. Imobiliários Ltda.	100.00		26,058	(897)
Bombril Cirio S.A.	69.72	30.28	68,951	(1,304)
Total			**207,863**	**(2,201)**

(*) The investment in controlled company Bombril Overseas Inc. reflects the equity position as of December 31, 2003, which was determined considering that company's latest available financial statements, dated on June 30, 2002, which are corrected by the dollar exchange rate variation until December 31, 2003. The management has pledged to obtain up-to-date financial statements for said controlled company, but that depends on the progress of ongoing legal measures, especially those with foreign authorities, besides other specific actions.

5. FIXED ASSETS (R$1,000)

The fixed assets are composed as follows:

	09/30/2004			06/30/2004
	Cost	Accumulated Depreciation	Net	Net
	R$	R$	R$	R$
Land and buildings	248	22	226	221
Machines & Equipment	7,786	1,693	6,093	4,258
Trademarks & Patents	1,438	139	1,299	558
Ongoing investment in fixed assets	4,628	-	4,628	5,063
Vehicles	837	415	422	259
Data processing equipment	1,172	782	390	380
Software/Hardware	862	267	595	448
Other investments in fixed assets	4,109	611	3,498	2,767
Total	**21,080**	**3,929**	**17,151**	**13,954**

6. RELATED PARTIES (R$1,000)

a) Composition

Companies	Balances Non-Current Assets	Liabilities	Interest and Adjustment	Guarantee	Maturity Date
Bombril Overseas Inc.	32,451		100% of the CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Bombril Overseas Inc.(*)		415,828	See note 7-b	Cirio Holding S.p.A.	See note 7-b
Bombril Holding S.A.	176,724		100% of the CDI	Cragnotti & Partners Capital Investment Brasil S.A.	06/30/2003
Cragnotti & Partners Cap. Inv. Brasil S.A.	94,154		100% of the CDI	Cirio Holding S.p.A.	06/30/2003
C&P Overseas Ltd.	183,142		100% of the CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Societá Sportiva Lázio		21,513	10% p.a. + Euro fluc-tuation	No guarantee	Automa-tically renewable
Cirio Brasil S.A.	6,557		100% of the CDI	Bombril Holding S.A.	06/30/2003
Bombril Cirio S.A.		39,795	Not adjusted	No guarantee	12/31/2004
Cirio Del Monte N.V.	38,215			Cirio Finanziaria S.p.A.	07/31/2003
Brilmaq. Emp. Imobiliários Ltda.	2,092		Not adjusted	Cirio Holding S.p.A.	12/31/2003
Agropecuária Cirio Ltda.		96	Not adjusted	No guarantee	Indefinite
Tevere Empreend. Constr. S.A.		435	Not adjusted	No guarantee	Indefinite
Cirio Finanziaria S.p.A.		15,079	Quarterly Libor + 3.2% p.a.	No guarantee	11/11/2003
Total Related Parties	**533,336**	**492,746**			
Provision for Losses (see item b)	(224,255)	0			
Total	**309,082**	**492,746**			
Total Current		**15,079**			
Total Non-Current	**309,082**	**477,667**			

b) Provision

In the face of the confirmed state of insolvency of Cirio Finanziaria S.p.A. and its Controlling Company "Cirio Holding S.p.A.", the Management of Bombril S/A, consistent with article 183, paragraph I, of Law 6,404/76, and with CVM (Securities Commission) Guiding Opinion no. 21, of 12/27/1990, decided to constitute a provision on June 30, 2003 to cope with any losses incurred in exercising credit rights the Company has against the business that has been declared insolvent, the computation of which, however, is exclusive of those amounts that can be set off (according to the relevant fact of January 09, 2004).

In this context, provisions have been constituted to cope with any losses incurred when receiving the credit rights that Bombril S.A. and Bombril Overseas Inc., a wholly-owned subsidiary of the Company, have with other related parties (Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., and Cragnotti & Partners Capital Investment Brasil S.A.) inasmuch as there is no evidence that these companies can settle the debts. For a clear presentation, we include the amounts relative to the wholly-owned subsidiary Bombril Overseas Inc. The amounts provided for are shown below:

Companies	**Brombril S/A**	**Bombril Overseas Inc.**
C&P Overseas Ltd.	183,143	900,934
C&P Capital Invest. NV	-	426,205
Cragnotti & Partners Cap. Inv. Brasil S.A.	41,112	-
Total	**224,255**	**1,327,139**

c) Set-off

A possible set-off of R$300,742, as shown below, is being analyzed legally (Court of Rome) and by the controllers of Cirio Finanziaria S.p.A. (Italian administrative receivers):

Companies	**Bombril S/A**
Bombril Holding S.A.	176,728
Cragnotti & Partners Cap. Inv. Brasil S.A.	53,359
Bombril Overseas Inc.	32,440
Cirio Del Monte N.V.	38,215
Total	**300,742**

d) Grant

In order to ensure the Company's rights, the management appointed Italian legal counsel, who arranged for the granting of intercompany credits in the amount of R$110,748 with the Court of Rome, as shown below:

Companies	Bombril S/A
Cragnotti & Partners Cap. Inv. Brasil S.A.	70,462
Cirio Del Monte N.V.	38,215
Brilmaq Empreend. Imob. Ltda.	2,071
Total	**110,748**

e) Other Ongoing Legal Measures

The company's management is seeking legal means to recover credits against the other related parties, which amount to R$1,510,280 and partly refer to the Cirio Holding S.p.A. sale transaction that occurred in December 1998. Below we present the opening by company:

Companies	Bombril S/A	Bombril Overseas Inc.
C&P Overseas Ltd.	183,143	900,934
C&P Capital Invest. NV	-	426,205
Cragnotti & Partners Cap. Invest. Brasil S.A.	41,112	-
Total	**224,255**	**1,327,139**

Bombril S.A., in compliance with the provisions of article 157, paragraph 4th, of Law no. 6,404/76 and of CVM (Securities Commission) Instruction no. 358/02, notified its shareholders and investors in general on July 07, 2004 that in order to recover the credits relating to the sale of 100 percent of the shares in Cirio Holding S.p.A. to the company named Bombril Cirio International S.A. (formerly known as Cragnotti & Partners Capital Investment S.A) by virtue of the Purchase and Sale Agreement entered into by and between the aforementioned parties on December 31, 1998 and amended on January 18, 1999 (the "Purchase and Sale Agreement"), the Company, together with its wholly-owned subsidiary Bombril Overseas Inc., filed a lawsuit on July 06, 2004 with the Court of Rome, Italy, against the following companies: (I) Bombril Cirio International S.A. (undergoing judicial liquidation); (II) Capitalia S.p.A ; (III) Banca di Roma S.p.A.; (IV) Cragnotti & Partners Capital Investment N.V.; (V) C&P Overseas Ltd.; and (VI) Mr. Sergio Cragnotti. According to the terms of said lawsuit, the Company requests compensation for damages incurred thereby as a result of noncompliance with the Purchase and Sale Agreement and related instruments, which required the Company's Management to make provisions for any such losses as could result from non-receipt of those credit rights which Bombril S/A and Bombril Overseas Inc. have against the aforementioned parties, as informed in the Relevant Fact of last January 09, 2004.
The court decision process is expected to begin in February 2005.

7. OTHER LOAN AND FINANCING INFORMATION

a) ADRs

As of September 30, 2004 637,189 thousand preferred shares, in an amount equivalent to 637,189 ADRs, are deposited with the Bank of New York.

b) EUROBONDS

According to the minutes of the meeting of the board of directors held on February 5, 1999, a program by the name of "euro 200,000 guaranteed note program" was approved by unanimous vote for the issuance of notes overseas with indefinite term, with Italy-based company Cirio Holding S.p.A. acting as the guarantor, and Bozano, Simonsen Limited as "arranger" and "lead manager", whereby the company may issue notes overseas from time to time. On February 18, 1999 the first tranche (Series 1) was issued in the amount of Euro 40,000, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999 in the amount of Euro 60,000, with interest rate of 9.25% per year and maturity on May 27, 2007. A portion of the two issues (94% of Series 1 and 91% of Series 2) is held by Bombril Overseas Inc., the custody transfer of which is in progress.

In March 2004, the Company presented to Series 1 Notes investors the following renegotiation proposal:

- Extension of the term for paying the principal, with payment starting in 2007 and ending in 2011, divided into eight half-yearly installments;

- Interest payment in 12 half-yearly installments starting in August 2005, with an additional interest of 1% exclusively for the February 2004-February 2005 period;

- Interest ceases to be payable in February 2007, irrespective of the extension of the term for settling the principal;

- Elimination of the put option clause.

The Renegotiation Proposal was approved by the Series 1 Notes (40 million Euros) investors on March 30, 2004. In this series, the securities held by controlled company Bombril Overseas Inc. amount to 37.5 million Euros, and the portion of approximately 2.5 million Euros remains on the market.

In April 2004, the Company presented to Series 2 Notes investors the following renegotiation proposal:

- Extension of the term for paying the principal, with payment starting in 2007 and ending in 2011, divided into eight half-yearly installments;

- Interest payment in 13 half-yearly installments starting in May 2005, with an additional interest of 1% exclusively for the May 2004-May 2005 period;

- Interest ceases to be payable in May 2007, irrespective of the extension of the term for settling the principal;

The Renegotiation Proposal was approved by the Series 2 Notes (60 million Euros) investors on April 27, 2004. In this series, the securities held by controlled company Bombril Overseas Inc. amount to 54.7 million Euros, and the portion of approximately 5.3 million Euros remains on the market.

8. TAX RECOVERY PROGRAM - PAES (R$1,000)

The Company formally opted for the Tax Recovery Program (PAES) set up by the Federal Government through Law no. 10,684, of May 31, 2003, which is designed to foster the regularization of tax and social security debts maturing by February 28, 2003, which option was formalized on July 31, 2003 upon delivery of the PAES Statement.

The total amount of these tax debts as of September 30, 2004 is R$193,947 thousand, R$13,864 thousand of which payable in the short term, and R$180,083 thousand in the long term.

The Company opted for payment in 180 monthly installments, and the payment of the debts shown for consolidation has been occurring since July 2003. The installments of these debts, as paid by the Company until September 30, 2004, amount to R$13,578.

9. DEFERRED INCOME TAX AND SOCIAL SECURITY CONTRIBUTION (R$1,000)

As of September 30, 2004, they are composed as follows:

Composition of deferred taxes

The deferred income tax and social security contribution amounts were computed on the temporary differences between the accounting profit and the taxable profit, which can be demonstrated as follows:

	Income tax and social security contribution 09/30/2004 R$
Accrued negative Social Security Contribution basis	256,224
% of the tax	9%
Tax credit	23,060
Tax loss	247,293
% of the tax	25%
Tax credit	61,823
Temporary differences	44,190
% of the tax	34%
Deferred tax - Active	15,025
Total Deferred Taxes	**99,908**

Notwithstanding the foregoing amounts, the company also has Tax Losses, a Negative Social Security Contribution Basis and Temporary Differences, which correspond to approximately R$35,700 worth of non-active credits.

The period for recovery of tax credits arising out of tax losses, the negative social security contribution basis and temporarily non-deductible provisions is supported by the Profit projections, in accordance with CVM normative instruction no. 371/02. On September 30, 2004 these credits are expected to be realized in the 2005-2014 period.

The profit projections were prepared by the Management based on forecasts and expectations for the growth potential of the Company's operations.

10. SUPPLIERS (R$1,000)

As of September 30, 2004 a substantial part of the debt with suppliers was rearranged for monthly payments within up to 60 months, with charges that are significantly lower then those in place in the financial market, on average, and the renegotiated amount is around R$55 million.

11. GUARANTEES AND OTHER LIABILITIES (R$1,000)

As of September 30, 2004 the guarantees offered to third parties by the parent company and its national controlled companies for mortgages from the 1st to the 5th degree, collaterals, pledges, sureties and other obligations and liabilities amount to approximately R$158,607.

Subsidiary guarantees for product, security and real property pledges, as well as chattel mortgage on securities, amount to approximately R$28,241.

12. PROVISIONS FOR TAX, LABOR AND CIVIL CONTINGENCIES

The Company and its controlled companies have been discussing certain legal actions in tax, labor and civil courts from which appeals have been filed and, where required, judicial deposits have been made.

Based on the individual analysis of the actions and supported by the opinions of internal and external legal counsel, the management made a provision in an amount that is sufficient to cover these losses for the cases in which they are likely to occur, which are estimated at R$105 million. For cases in which success is expected, the amount of which being R$545 million, the Company has made no provision since its legal counsel understand that the chances of success are favorable.

05.01. REMARKS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

The highlights of the results for the quarter ending on September 30, 2004 compared to the same period of 2003 are as follows:

- Gross Revenues increased by 60.4 percent, demonstrating the upturn in the market in view of the bad time the company had in the previous period;

- Gross Income gained 6 percentage points compared to the Net Revenue, which means a recovery of product margins;

- Selling and Administrative Expenses increased by 27 percent, partly as a result of the increased turnover shown in the "Freight" account, as well as increased investments in "Advertising";

- Net Financial Losses show a positive result, standing out as the main factor in the determination of Net Profits of R$15.6 million for the period. The reason was the depreciation of the "euro" (6%), which dramatically benefited the company's main financial liability, namely, the "Euro Guaranteed Note Program" (100 million Euros), remembering that 92 percent of those notes are held by controlling company Bombril Overseas Inc., which is not consolidated in these statements (Explanatory Notes 4 and 7.b);

- Other Operating Revenues/Expenses are better in the present quarter, especially because these accounts were under the strong effects of "Provisions for losses relating to credits with related parties" in the previous period, and as a result of the adherence to the PAES (Tax Recover Program) set up by the Federal Government;

- In the Equity Accounts, an increase can be seen in the Total Assets, especially because of emergency investments made in this period. The Liabilities have been reduced, with an emphasis on Non-Current Liabilities, on which the aforementioned foreign exchange effect significantly contributed to the decrease in indebtedness. The Net Equity has gained R$15.6 million for the aforementioned reasons.

09.01. INTERESTS IN CONTROLLED AND/OR ASSOCIATED COMPANIES

01. Brilmaq Empreend. Imobiliários Ltda.:
CNPJ registration no.: 57,174,385/0001-20;
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 100.00;
% of the investee's net equity: -8.72;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 35,757;
Number of shares held in the previous quarter: 35,757.

02. Bombril Overseas Inc.:
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 100.00;
% of the investee's net equity: -35.88;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 342,050;
Number of shares held in the previous quarter: 342,050.

03. Bombril Cirio S.A.:
CNPJ registration no.: 04,183,724/0001-79;
Classification: Privately-held controlled company;
Interest % in the capital of the investee: 69.72;
% of the investee's net equity: -23.07;
Company type: Commercial, industrial and other companies;
Number of shares held in the current quarter: 70,675;
Number of shares held in the previous quarter: 70,675.

17.01. SPECIAL REVISION REPORT - QUALIFIED

To the Managers and Shareholders of
Bombril S.A.
São Bernardo do Campo, SP

1. We have conducted a special revision of Bombril S.A.'s Quarterly Information (ITR) for the quarter ended on September 30, 2004, comprising the balance sheets, the income statement, the performance report, and the relevant information, which have been prepared and provided in accordance with the accounting principles in place in Brazil.

2. Except for the subjects commented on in paragraphs 3 and 4, our revision was conducted in accordance with the specific standards set up by the IBRACON (Institute of Independent Auditors of Brazil) together with the Federal Accounting Council (CFC), and it consisted mainly of: (a) questioning and discussing with the managers responsible for the Company's accounting, financial and operational areas about the main criteria in place for the preparation of the Quarterly Information; and (b) revising the information and subsequent events that have or may have material effects on the Company's financial position and operations.

3. The investment balance in the amount of R$112,854 thousand, which refers to the interest in Bombril Overseas Inc., is computed based on that Company's financial statements as of June 30, 2002, as updated by the variation of the dollar exchange rate until December 31, 2003. As a result, it was not possible to apply the audit procedures to the investment balance of Bombril Overseas Inc. as of September 30, 2004.

4. As mentioned in explanatory note no. 6, the Company has accounts receivable and payable with related parties (except Bombril Cirio S/A and Brilmaq Empreendimentos Imobiliários Ltda.) amounting to R$306,989 thousand (net of R$224,255 thousand corresponding to a provision for losses) and R$452,951 thousand, respectively. It was not practicable for us to apply auditing examinations in order to be sure of the authenticity of the balances receivable and payable and of the reasonability of the provision made on September 30, 2004.

5. As mentioned in explanatory note no. 9, the Company has entered the tax credits relative to the Corporate Income Tax and Social Security Contribution payable on tax losses and the negative social security contribution basis, which correspond to the amount of R$99,908 thousand as of September 30, 2004, in the assets account. The accounting principles allow the acknowledgment of assets of that nature when there is a history of taxable income in recent years combined with the demonstrated generation of taxable income for the upcoming periods in a sufficient amount to enable recovery of said credits, which conditions have not been fully met by the Company in the present situation. As a result, the non-current assets and the net equity are overrated in that amount as of September 30, 2004.

6. According to our special revision, except for the possible effects of the issues referred to in paragraphs 3, 4 and 5, to our knowledge no relevant change should be made in the aforementioned Quarterly Information in order for said information to be consistent with the accounting principles in place in Brazil, as applied in accordance with the standards set up by the Securities Commission that are specifically applicable to the preparation of Quarterly Information.

7. As pointed out in explanatory note no. 12, several lawsuits have been filed against the Company, which amount to approximately R$545,000 thousand as of September 30, 2004. Based on the opinion of the Company's legal counsel, which believe that the Company has good chances of success, the Company's Management has decided not to make any provision for contingencies on said amount.

8. As of September 30, 2004 the Company has a negative net equity (unsecured liabilities) mainly because of making a provision for credits receivable from its controlled company Bombril Overseas Inc. The financial statements as of said date were prepared according to the accounting principles set forth by the corporate legislation assuming that the Company would remain in the ordinary course of business. In the explanatory notes and the remarks on the performance for the quarter, the Management shows its effective effort and commitment to managing the operating activities, essentially focusing on the improvement of cash generation, working capital balance and systematic decrease in costs and expenses.

9. The balance sheets as of June 30, 2004, which have been presented for comparison, have been revised by ourselves, and the corresponding special revision report dated on July 30, 2004 contains qualifications about the same matters as commented on in paragraphs 3 and 5, and paragraphs emphasizing the same matters as those referred to in paragraphs 4, 7 and 8 above. The income statement for the quarter and nine-month period ended on September 30, 2003, which has also been presented for comparison, has been revised by other independent auditors, who issued a special revision report dated on January 09, 2004 containing a paragraph emphasizing the same matter as commented on in paragraph 8 above.

São Bernardo do Campo, November 1st, 2004.

BDO DIRECTA AUDITORES S/C
Registered with the CRC (Regional Accounting Council) under no. 2SP013002/O-3.

Artemio Bertholini
Registered with the CRC under no. 1SP087217/O-3.

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